                                                                    EXHIBIT 99.1

                                                                 Fair Disclosure
                                                           [English Translation]
                                                               September 9, 2004


                              HANARO TELECOM, INC.

                         2004 AUGUST SUBSCRIBER NUMBERS


1.   BROADBAND


--------------------------------------------------------------------------------
                         Products                             August
--------------------------------------------------------------------------------

Residential                 ADSL                               990,445
                            Cable Modem                      1,477,275
                            ----------------------------------------------------
                            SUB-TOTAL                        2,467,720
--------------------------------------------------------------------------------
Corporate                   ADSL                                18,673
                            Cable Modem                          1,171
                            ----------------------------------------------------
                            SUB-TOTAL                           19,844
--------------------------------------------------------------------------------
VDSL                                                           232,827
--------------------------------------------------------------------------------
LMDS                                                            22,835
--------------------------------------------------------------------------------
            Note 1)
Wireless LAN                                                    32,472
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                          TOTAL                              2,775,698
--------------------------------------------------------------------------------
                         NET ADDS                              - 1,171
--------------------------------------------------------------------------------



2.   VOICE


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                         Products                             August
--------------------------------------------------------------------------------

Residential                                                    780,361
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Corporate                                                      304,789
--------------------------------------------------------------------------------
VoIP                                                           125,883
--------------------------------------------------------------------------------
                          TOTAL                              1,211,033
--------------------------------------------------------------------------------
                         NET ADDS                               67,698
--------------------------------------------------------------------------------



3.   LEASED LINE


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                         Products                             August
--------------------------------------------------------------------------------

Leased line                                                    3,341
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Internet dedicated                                             2,851
--------------------------------------------------------------------------------
LMDS(I/D)                                                          8
--------------------------------------------------------------------------------
Wireless Internet Dedicated                                        -
--------------------------------------------------------------------------------
International Leased Line                                         43
--------------------------------------------------------------------------------
                          TOTAL                                6,243
--------------------------------------------------------------------------------
                         NET ADDS                                - 2
--------------------------------------------------------------------------------



4.   GRAND TOTAL


--------------------------------------------------------------------------------
                                                              August
--------------------------------------------------------------------------------

                          TOTAL                              3,992,974
--------------------------------------------------------------------------------
                         NET ADDS                               66,525
--------------------------------------------------------------------------------

NOTE 1) : BASED ON NUMBER OF IDS, WIRELESS LAN HAS 60,198 SUBSCRIBERS.